Exhibit 99.1
Johannesburg, 6 May 2026: Sibanye Stillwater Limited (Sibanye-Stillwater or the Group) (JSE: SSW and NYSE: SBSW) is pleased to provide an operating update for the quarter ended 31 March 2026 (Q1 2026). The Group's financial results are only provided on a six-monthly basis.
SALIENT FEATURES FOR Q1 2026 COMPARED TO Q1 2025 (YEAR-ON-YEAR)

•Continued improvement in safety performance, with no fatalities during Q1 2026 and improvements in all safety statistics
•Solid operational performance, coupled with increasing commodity prices, supports delivery of our strategic objective of increasing operating margins
•Group adjusted EBITDA¹ of R19.4 billion (US$1.2 billion), a 371% increase
–SA PGM operations delivered a 2% increase in production and with focused cost control maintained AISC at R24,629/4Eoz (US$1,507/4Eoz)
◦Adjusted EBITDA1 of R12.4 billion (US$762 million) for Q1 2026, 393% higher, benefiting from 87% higher 4E PGM prices
–Production from the SA gold operations (including DRDGOLD) was stable, while AISC increased 15% primarily due to higher operating cost and higher royalty taxes linked to the elevated gold price
◦Adjusted EBITDA1 of R4.7 billion (US$288 million) was 160% higher, driven by a 49% higher gold price
–At the US PGM operations, AISC increased 14% to US$1,291/2Eoz (R21,101/2Eoz) reflecting 5% lower production and higher sustaining capital year-on-year associated with the mechanisation project
◦Adjusted EBITDA1 of US$48 million (R777 million) was 611% higher, due to 88% higher 2E PGM price and Section 45X credits
–Consolidated recycling operations contributed adjusted EBITDA1 of US$98 million (R1.6 billion) primarily from sales of 1,343,043oz precious metals (PGMs 8%, gold 3% and silver 89%) at higher prices
–Century zinc retreatment operation delivered adjusted EBITDA¹ of US$29 million (R467 million), a significant year-on-year increase despite declining production
•Construction at the Keliber lithium project was completed on schedule, with staged production ramp-up underway
–Syväjärvi mine ore stockpile of 42 kilotonnes (kt) since first blast on 11 February 2026

KEY STATISTICS – GROUP

US dollar						SA rand

Quarter ended				KEY STATISTICS		Quarter ended
Mar 2025	Dec 2025	Mar 2026		GROUP		Mar 2026	Dec 2025	Mar 2025
222	751	1,186	US$m	Adjusted EBITDA[1,10]	Rm	19,372	12,855	4,109
18.48	17.11	16.34	R/US$	Average exchange rate using daily closing rate

TABLE OF CONTENTS	Page	STOCK DATA FOR THE QUARTER ENDED 31 MARCH 2026

Salient features and key statistics	1	Number of shares in issue
Overview of the operating results by the Chief executive officer	3	- at 31 March 2026	2,830,567,264
Salient features - operational tables – quarterly statistics	7	- weighted average	2,830,567,264
All-in cost (reconciliation) – quarters	10	Free Float	99%
Adjusted EBITDA reconciliation – quarters	16	Bloomberg/Reuters	SSWSJ/SSWJ.J
Non-IFRS measures	18	JSE Limited - (SSW)
Administration and other corporate information	17	Price range per ordinary share (High/Low)	R46.24 to R82.23
Disclaimer and forward-looking statements	19	Closing price on 31 March 2026	R51.04
		Average daily volume	16,352,560
		NYSE - (SBSW); one ADS represents four ordinary shares
		Price range per ADS (High/Low)	US$11.14 to US$21.12
		Closing price on 31 March 2026	US$12.32
		Average daily volume	7,727,732

Sibanye-Stillwater Operating update | Quarter ended 31 March 2026         1

KEY OPERATIONAL STATISTICS

US dollar						SA rand

Quarter ended				KEY STATISTICS		Quarter ended
Mar 2025	Dec 2025	Mar 2026		SOUTHERN AFRICA (SA) OPERATIONS		Mar 2026	Dec 2025	Mar 2025
				PGM operations
376,123	426,663	383,241	oz	4E PGM production[2,3]	kg	11,920	13,271	11,699
1,362	2,206	2,874	US$/4Eoz	Average basket price	R/4Eoz	46,955	37,740	25,165
137	406	762	US$m	Adjusted EBITDA[10]	Rm	12,449	6,943	2,527
1,331	1,560	1,507	US$/4Eoz	All-in sustaining cost[4,10]	R/4Eoz	24,629	26,685	24,599
				Gold operations
141,110	156,220	139,406	oz	Gold production	kg	4,336	4,859	4,389
2,832	4,066	4,764	US$/oz	Average gold price	R/kg	2,502,794	2,236,439	1,682,730
98	232	288	US$m	Adjusted EBITDA[10]	Rm	4,705	3,965	1,811
2,392	2,765	3,114	US$/oz	All-in sustaining cost[4,10]	R/kg	1,636,071	1,521,216	1,421,028
				INTERNATIONAL OPERATIONS
				US PGM operations
71,991	69,774	68,386	oz	2E PGM production[2,5]	kg	2,127	2,170	2,239
968	1,543	1,819	US$/2Eoz	Average basket price	R/2Eoz	29,717	26,401	17,889
(9)	64	48	US$m	Adjusted EBITDA[10]	Rm	777	1,090	(172)
1,137	1,234	1,291	US$/2Eoz	All-in sustaining cost[4,6,10]	R/2Eoz	21,101	21,111	21,003
				Recycling operations[7]
11	52	98	US$m	Adjusted EBITDA[10]	Rm	1,598	896	197
				Keliber lithium project
(3)	(3)	(13)	US$m	Adjusted EBITDA[10]	Rm	(209)	(54)	(56)
				Century zinc retreatment operation
25	25	20	ktZn	Payable zinc production[8]	ktZn	20	25	25
2,807	2,900	2,628	US$/tZn	Average equivalent zinc concentrate price[9]	R/tZn	42,942	49,626	51,883
10	26	29	US$m	Adjusted EBITDA[10]	Rm	467	439	178
1,738	2,179	2,189	US$/tZn	All-in sustaining cost[4,10]	R/tZn	35,766	37,286	32,127
1The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to and not as a substitute for other measures of financial performance and liquidity. For a reconciliation of profit/(loss) before royalties and tax to adjusted EBITDA, see "Adjusted EBITDA reconciliation - Quarters"
2The Platinum Group Metals (PGM) production in the SA operations is principally platinum, palladium, rhodium and gold, referred to as 4E (3PGM+Au) and measured at the concentrator, and the US underground operations is principally platinum and palladium, referred to as 2E (2PGM)
3The SA PGM production excludes the production associated with the PoC from third parties. For a reconciliation of the production and third party PoC, refer to the "Reconciliation of operating cost excluding third party PoC for Total SA PGM operations and Marikana - Quarters"
4See “Salient features and cost benchmarks - Quarters” for the definition of All-in sustaining cost (AISC). The SA PGM All-in sustaining cost excludes the production and costs associated with the purchase of concentrate (PoC) from third parties
5The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated to SA rand (rand)
6The US PGM operations’ All-in sustaining cost for the quarter ended 31 March 2025 was adjusted to include the Section 45X (S45X) Advance Manufacturing Production Credits. During the quarter ended 30 June 2025 the US PGM operations recognised R196 million (US$11 million) which related to mining costs for the quarter ended 31 March 2025
7Recycling includes Reldan Pennsylvania (PA) site, Metallix North Carolina (NC) site and Montana recycling site. The acquisition of NC site was concluded on 4 September 2025. The quarter ended 31 December 2025 includes the results of the NC site results since acquisition
8Payable zinc production is the payable quantity of zinc metal produced after applying smelter content deductions
9Average equivalent zinc concentrate price is the total zinc sales revenue recognised at the price expected to be received excluding the fair value adjustments divided by the payable zinc sales
10Adjusted EBITDA and AISC are not measures of performance under IFRS Accounting Standards and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS Accounting Standards. See "Non-IFRS measures" for more information on the Non-IFRS metrics presented by Sibanye-Stillwater

Sibanye-Stillwater Operating update | Quarter ended 31 March 2026 2

STATEMENT BY RICHARD STEWART, CHIEF EXECUTIVE OFFICER OF SIBANYE-STILLWATER

The global macroeconomic and sociopolitical environment during 2026 has been marked by ongoing political upheaval and disruptive market shifts. Against an uncertain backdrop, commodity price volatility has been elevated, with price moves increasingly frequent and accentuated.
PGM prices rose in the second half of 2025 as liquidity tightened, driven by strong Chinese platinum jewellery demand (amid high gold prices), increased investment inflows, and restocking under macro uncertainty. Tariff risks and geopolitical disruptions further tightened regional supply, amplifying gains and lifting lease rates. Supply remains constrained due to underinvestment in new primary production, geopolitical risks, and weak recycling markets. Near-term volatility will depend on trade policy, Middle East tensions, and growing concerns around global economic growth, but medium-term fundamentals are supported by robust autocatalyst demand, limited supply growth, and longer-term upside from green hydrogen and new applications.
Lithium prices have also been shaped by policy and China-driven supply-demand shifts. A late-2025 rally was driven by supply curbs on higher-cost producers and restocking, with further support in early 2026 from Zimbabwe’s export ban, alongside strong Battery Electric Vehicle (BEV) and Battery Energy Storage Systems (BESS) demand linked to AI-driven power needs and falling costs. The outlook remains positive, with robust demand growth, emerging structural deficits later in the decade, and geopolitical push for regional supply chains supporting sustained higher prices.
Our refreshed strategy, presented in January 2026, is centred on simplification, performance excellence, organic growth and disciplined capital allocation. In the near term, this means improving organisational efficiency and operational performance to drive operating margins supporting a capital allocation framework focused on shareholder returns, debt reduction and investment in organic, value-accretive growth opportunities.
In this context, it is pleasing that Group operating results for the first quarter of 2026 (Q1 2026) reflect improved operational stability and consistency across all Group operations. Underpinned by effective cost management in most operations, this solid performance provides the foundation to drive enhanced operating margins, and deliver shared value for all stakeholders, as we continue to execute our refreshed strategy.
Safe production underpins operational excellence. A fatality‑free quarter in Q1 2026, together with continued reductions in serious injuries and high‑potential incidents, demonstrates sustained progress in reducing risk across our operations. While we acknowledge there is further work required to sustainably meet our objectives, these results reinforce our conviction that fatality‑free operations are achievable and strengthen our resolve to eliminate serious harm from our workplaces.
Consistent operational delivery and disciplined cost management during Q1 2026 amplified exposure to improved metal prices, delivering a significant improvement in financial performance. Group adjusted EBITDA increased by 371% year-on-year to R19.4 billion (US$1.2 billion) for Q1 2026. Notably, all of the core Group operations contributed positively to this result (SA PGM 64%, SA gold 24%, US PGM 4%, Recycling 8% and Century 2%), reflecting an improved earnings base that enhances resilience to short term price volatility.
The SA PGM operations delivered an improved performance for Q1 2026. 4E PGM production (excluding third party purchase of concentrate (PoC)) increased by 2% year-on-year and AISC of R24,629/4Eoz (US$1,507/4Eoz) was unchanged from Q1 2025. Unit AISC is expected to marginally increase in line with annual guidance of R26,500 - 27,500/4Eoz (US$1,453 - US$1,508/4Eoz) during the year due to a planned increase in ore reserve development and sustaining capital. The stable operational performance and commendable cost control during Q1 2026, combined with an 87% year-on-year increase in the average 4E PGM basket price, materially expanded operating margins, driving a 393% increase in adjusted EBITDA to R12.4 billion (US$762 million) for Q1 2026.
The SA gold operations, (including DRDGOLD) delivered a stable performance for Q1 2026 with production consistent year‑on‑year. A 160% increase in adjusted EBITDA from the SA gold operations to R4.7 billion (US$288 million) for Q1 2026, was driven by a 49% higher average gold price (gold production is currently unhedged) and offset a 15% increase in AISC year-on-year. Our strategic focus at our gold operations will be to maintain operational stability with an increased focus on reducing and managing costs at the underground gold operations as the SA gold exposure transitions towards higher‑margin, shallow gold production in the coming years.
Strategic focus at the US PGM operations is on a structural reduction in AISC, targeting AISC of approximately US$1,000/2Eoz by the end 2028 to ensure through-cycle commodity sustainability and resilience. The step change in AISC will be driven by increasing productivity through the progressive implementation of increased mechanisation and increased mining volumes. This is expected to drive a 45% increase in steady‑state production to ~410k 2Eoz from the East Boulder and Stillwater East mines by H2 2028. Initial increases in sustaining capital investments to facilitate the mechanisation transition are expected to increase unit costs during 2026 and 2027. (Click here for www.sibanyestillwater.com/features/2026/capital-markets-day-2026 for more detail in capital markets day presentation).
The US PGM operations' AISC thus increased to US$1,291/2Eoz (R21,101/2Eoz), 14% higher year-on-year, reflecting 5% lower production and higher sustaining capital than for Q1 2025 (deferred capital in line with restructuring plan). Despite this, the 88% higher 2E PGM price, and ongoing Section 45X benefits, resulted in the US PGM operations generating adjusted EBITDA1 of US$48 million (R777 million).
The Recycling operations (comprising the three sites of Montana, North Carolina and Pennsylvania) delivered a substantial 817% increase in EBITDA year-on-year of US$98 million (R1.6 billion) from sales of 1,343,043oz precious metals (PGMs 8%, gold 3% and silver 89%). This was driven by a 138% increase in precious metals recycled, the full incorporation of the North Carolina site from September 2025 and the realisation of initial operational synergies of the integrated sites, together with higher commodity prices.
Payable zinc production from the Century zinc retreatment operations for Q1 2026 of 20kt was 19% lower year-on-year, due to heavier wet weather and a planned maintenance shutdown during Q1 2026. Lower production volumes negatively impacted the AISC for Q1 2026 of US$2,189/tZn (R35,766/tZn) which was 26% higher year-on-year. Lower treatment charges and increased sales contributed to adjusted EBITDA¹ of US$29 million (R467 million) for the quarter.
Keliber is a fully integrated mine‑to‑market development project, comprising a mine, concentrator and lithium hydroxide refinery. As one of the few integrated projects outside China, it is strategically positioned to supply lithium hydroxide into the European battery ecosystem. The concentrator construction was successfully completed in January 2026 while the refinery completed construction in the first week of April 2026. The phased start up of the project commenced with mining operations at the Syväjärvi mine in February 2026. At the end of Q1 2026, 42.1kt of ore was stockpiled for use to commission the concentrator that is planned to commence in Q3 2026.
In addition to the Keliber lithium project, progress continues on the Group's key organic growth priorities. In the SA PGM operations, continued investment in the value accretive and high return brownfields projects is progressing, including the Siphumelele/Bambanani brownfields project and the Thembelani project. The ramp up at the K4 project at Marikana is progressing according to plan, with K4 producing 26,620 4Eoz in Q1 2026, 21% higher year‑on‑year.
Sibanye-Stillwater Operating update | Quarter ended 31 March 2026 3

Operational consistency, focused cost control and materially higher earnings in Q1 2026 have strengthened the Group’s financial position. Enhanced profitability and cash flow will support the Group's capital allocation strategic objectives providing a solid platform for continued execution of the simplification and performance excellence strategy, creating the conditions for sustainable long‑term value creation for all stakeholders.
On 20 April 2026, the Group shared more information about its International and Recycling operations at its capital markets day presentation which is available on the Group website (click for link). Operations covered during this update included the US PGM operations, the Keliber lithium project, the Recycling operations and the Century retreatment operations. The Group also plans to update the market on its South African operations (SA gold and SA PGM operations) on 23 June 2026 and an SA PGM mine visit (24 June 2026).
SAFE PRODUCTION
The safety and health of our workforce is our foremost priority and safe production is core to the Group achieving its strategic performance excellence goals. Safe production is the essential foundation to achieve Performance excellence.
We are pleased to report that the Group operated without any fatalities during Q1 2026. Achieving these milestones, confirm that our zero fatality commitment is achievable and that the ongoing positive trends in leading and lagging safety indicators, confirm sustained progress in risk reduction at our operations and strengthen our resolve towards eliminating fatalities in the workplace.
Notably, the Group's serious injury frequency rate (SIFR) improved by 9% year-on-year (Q1 2026 vs Q1 2025), decreasing from 2.13 to 1.94. In addition, a 24% reduction in high-potential incidents (HPIs) was recorded for Q1 2026 when compared with Q1 2025. The Total Recordable Injury Frequency Rate (TRIFR) improved for the SA gold operations and International and Recycling operations. The Group fatal injury frequency Rate (FIFR), measured per million hours worked, improved from 0.051 in Q1 2025 to zero in Q1 2026 as no fatal incidents occurred during the first quarter of 2026.
The safety culture programme at the South African (SA) operations, initiated in 2025, continues to make strong progress. The programme targets both leadership and supervisory levels to drive sustainable behaviour change. The programme focuses on leadership mindset coaching and systems thinking to strengthen overall operational performance and supports the goal of eliminating fatalities. It is being fully aligned with Sibanye-Stillwater leadership development initiatives and our iCARES values.
Critical control management and compliance remains a core risk-reduction priority, supported by a mature verification and auditing process, with an ongoing emphasis on consistent, sustained execution of all critical controls.
OPERATIONAL REVIEW
Southern Africa (SA) operations
SA PGM operations
The SA PGM operations continue to deliver stable production, supported by ongoing capital investment in value accretive organic growth projects. These projects will extend the operating lives of these high value assets, substantially increasing future production relative to the current life of mine (LOM) profile and unlocking value for all stakeholders.
PGM production (excluding third party purchase of concentrate (PoC)) for Q1 2026 increased by 2% year-on-year to 383,241 4Eoz. Third party PoC of 19,724 4Eoz for Q1 2026 was 11% higher year-on-year. For more information regarding production and cost including and excluding PoC, please refer to page 11.
Production from underground mining increased by 3% to 359,802 4Eoz, with an 11% production increase from the Marikana operations for Q1 2026, offsetting a 2% decline in production from the Rustenburg operation. Higher production from the Marikana operation was primarily driven by production from the K4 shaft of 26,620 4Eoz, which was 21% (4,616 4Eoz) higher than for Q1 2025. Planned maintenance and replacement of the girth gear at the Rustenburg UG2 concentrator resulted in an increase in stockpiled ore (containing ~25,000 4Eoz), which is expected to be processed during Q2 2026. Surface production declined by 14% year-on-year due to depletion of surface reserves at the Rustenburg operation and the planned transition to a new feed source at the Marikana operation.
Costs were well contained, with AISC (excluding PoC) of R24,629/4Eoz (US$1,507/4Eoz) flat year-on-year, supported by a 33% (R747 million (US$62 million) increase in by-product credits, driven by higher average prices for most by-product metals, but offset by a R694 million (US$43 million) increase in royalty tax.
AISC is expected to increase in coming quarters, in line with annual guidance of between R26,500 - 27,500/4Eoz (US$1,453 - US$1,508/4Eoz), due to higher planned ore reserve development capital (ORD) and sustaining capital for the remainder of the year in line with the full year guidance of R6.2 billion (excluding project capital of R1.8 billion). With stable production, costs well controlled and 87% increase in the average 4E PGM basket price year-on-year to R46,955/4Eoz (US$2,874/4Eoz), the SA PGM operations adjusted EBITDA for Q1 2026 increased by 393% year-on-year to R12.4 billion (US$762 million).
Total chrome production from the SA PGM operations was 456kt for Q1 2026, 20% lower year-on-year, due to lower surface volumes processed and the slower start-up of the Rustenburg UG2 concentrator which impacted chrome production from the Rustenburg and Platinum Mile operations. The chrome margin for Q1 2026 increased by 6% to R566 million (US$35 million) year-on-year, despite 19% lower chrome sales volumes of 408kt and primarily due to a 27% rise in the average chrome price to US$293/tonne.
Please refer to page 7 and 10 for further operational results statistics.
SA gold operations
The SA gold operations, (including DRDGOLD) delivered a stable performance for Q1 2026 and generated positive adjusted EBITDA for Q1 2026, of R4.7 billion (US$288 million), a 160% year-on-year increase. The improved operational stability will facilitate ongoing implementation of performance excellence initiatives to further improve stability and cost certainty.
Gold production from the SA gold operations (including DRDGOLD) of 4,336kg (139,406oz) for Q1 2026 was flat year-on-year, with a 12% increase in production from DRDGOLD offsetting 5% lower production of 3,117kg (100,214oz) from the managed SA gold operations for Q1 2026. The rebasing of the Kloof operation in the second half of 2025, following the decision to reduce exposure to seismically active areas and cease production at the 7 shaft (Manyano), improved operational stability at the Kloof operation and restored it to profitability.
AISC for the managed SA gold operations (excluding DRDGOLD) increased by 19% year-on-year to R1,831,570/kg (US$3,486/oz), primarily due to annual inflationary input cost increases and royalty tax which increased by R190 million (US$12 million). In addition, the Driefontein operation incurred increased pumping costs due to higher volumes of fissure water ingress.
Sibanye-Stillwater Operating update | Quarter ended 31 March 2026 4

Gold production from DRDGOLD for Q1 2026 increased by 12% to 1,219kg (39,192oz) with AISC of R1,069,264/kg (US$2,035/oz) marginally lower year-on-year, due to a 4% increase in gold sold for Q1 2026. Project capital of R728 million (US$45 million) for Q1 2026 was 88% higher in line with the planned construction of the Far West Gold Recoveries (FWGR) tailings storage facility associated pump station and pipeline infrastructure.
Capital expenditure for Q1 2026 (excluding DRDGOLD) of R618 million (US$38 million) was 20% lower than for Q1 2025 due to sustaining capital (R19 million or US$1 million) and ORD (R143 million or US$9 million) for the Kloof operation being expensed rather than capitalised following the revised LOM plan and impairment during December 2025.
Please see page 8 and 12 for further operational results statistics.
International operations
US PGM operations
Mined 2E PGM production from the US PGM operations for Q1 2026 of 68,386 2Eoz, was 5% lower year-on-year, primarily due to mining quality factors at the East Boulder mine. These are being addressed and are expected to progressively improve mining quality and normalise production by the end of H1 2026.
AISC (including Section 45X credits) for Q1 2026 of US$1,291/2Eoz (R21,101/2Eoz) was 14% higher year-on-year, but below the lower-end of guidance for 2026 of between US$1,360 - 1,420/2Eoz. Cost drivers included higher capital expenditure and consumable expenditure related to planned electrification upgrades, lower production and higher royalties and production taxes. A Section 45X credit of US$11 million or US$163/2Eoz (R183 million or R2,669/2Eoz) was recognised for Q1 2026 (Q1 2025: US$147/2Eoz, R2,725/2Eoz).
As detailed during the International and Recycling operations Capital markets day, it is expected that AISC unit cost for 2026 will increase at the US PGM operations due to increased cost and capital expenditure, in preparation for the phased implementation of the optimisation of these operations.
2E PGMs sold of 63,536 2Eoz were 10% higher year-on-year but lower than produced due to inventory build of approximately 8,000 2Eoz in the metallurgical complex, which is expected to be released in Q2 2026.
ORD capital expenditure increased by 16% to US$20 million (R327 million) as planned for 2026, while sustaining capital expenditure of US$5 million (R84 million) (Q1 2025: US$2 million, R46 million) was invested in ore flow control systems related to the vertical development at Stillwater East, transportation fleet for East Boulder and the new Stillwater mine bridge. The receipt of a mechanised development bolter at East Boulder during the quarter, and increased ORD capital indicate the start of the planned transition to full mechanisation as highlighted in the recent market update.
Adjusted EBITDA increased by US$57 million (R949 million) year-on-year to US$48 million (R777 million) for Q1 2026, driven by the 88% increase in the average 2E PGM basket price year-on-year to US$1,819/2Eoz (R29,717/2Eoz) for Q1 2026. Excluding the US$11 million (R183 million) Section 45X credit recognised for Q1 2026, adjusted EBITDA of US$36 million (R594 million) compares to the adjusted EBITDA loss of US$9 million (R172 million) for Q1 2025.
The US PGM operations have a clear, sustainable and deliverable productivity‑led plan, centred on complete in stope mechanisation, which enables higher productivity, thereby reducing unit costs and improving through‑cycle resilience. The plan targets a structurally lower AISC of ~US$1,000/2Eoz (2026 real) from the end of 2028, supported by an estimated ~45% increase in steady‑state production to ~410k 2Eoz as the mechanisation programme is phased through to completion by H2 2028. This pathway strengthens operating leverage and competitiveness, while preserving longer‑term optionality and value from the world‑class, long‑life US PGM asset base.
Please refer to page 7 and 10 for further operational results statistics.
Recycling operations
The Recycling operations, comprising the Pennsylvania (PA) (formerly Reldan), North Carolina (NC) (formerly Metallix) and Montana (formerly named the US PGM recycling) sites, have been consolidated to leverage the distinct strengths of each operation, eliminating duplication and optimising how material flows across our recycling network.
During Q1 2026, the Recycling operations generated US$98 million (R1.6 billion) adjusted EBITDA, compared to US$11 million (R197 million) in Q1 2025, contributing 8% of the Groups adjusted EBITDA. The significant year-on-year increase is due to higher precious metals prices supported by a 138% increase in metals recycled and sold, a US$14 million (R237 million) Section 45X credit for the quarter, as well as the addition of the NC site from September 2025 (therefore not included in Q1 2025).
Total precious metals (gold, PGMs and silver) recycled and sold increased 138% from 564,221oz in Q1 2025 to 1,343,043oz in Q1 2026, due to a 103% increase in precious metals recycled and sold from the PA site, the addition of 247,023oz from the NC site and a 20% increase in 3E PGM sold from the Montana site during Q1 2026 of 68,794 3Eoz compared to 57,171 3Eoz in Q1 2025. The site processed an average of 8 tonnes per day (tpd) of spent autocatalyst material for Q1 2026, a 14% decrease from 9.3 tpd for Q1 2025. 3E PGM ounces fed of 58,239 3Eoz, declined by 22% from 74,717 3Eoz for Q1 2025, driven by lower feed volumes and loadings. On a per metal basis, the following were recycled and sold from the three sites during Q1 2026:

Total oz/lbs sold excluding mixed scrap		Q1 2026	Q1 2025	Variance
Gold	oz	44,013	28,023	57%
5E PGMs*	oz	107,597	71,791	50%
Silver	oz	1,191,433	464,407	157%
Total precious metals	oz	1,343,043	564,221	138%
Copper	lbs	722,663	747,577	(3)%

•5E PGMs: Platinum, palladium, rhodium, iridium and ruthenium*
Post-consumer, high-grade suppliers have largely liquidated inventory holdings in response to historically elevated prices, with volumes now beginning to normalise toward historical levels. While some production delays persist, efforts are underway to better align operations and optimise throughput across NC and PA sites.
European operations
Keliber lithium project
Mining operations at the Syväjärvi mine commenced in February, with 42.1kt of ore extracted and stockpiled by the end of Q1 2026.
Sibanye-Stillwater Operating update | Quarter ended 31 March 2026 5

Project capital expenditure (including capitalised interest and other capitalised expenditure outside the project’s initial forecast scope) for Q1 2026 was €23 million (R439 million). At the end of March 2026, total project capital expenditure for the construction phase amounted to €707 million (R13.5 billion) (excluding capitalised interest and exploration) and in line with the revised capital forecast of €783 million (R15.0 billion) in 2024 real terms.
The lithium market remained positive throughout the first quarter of 2026, and market conditions continue to be monitored closely. Staged commissioning of the mine, concentrator and refinery reduces ramp-up risk by prioritising operational readiness in the mining and concentrating stages before determining the appropriate timing for refinery commissioning. This approach also preserves financing flexibility by enabling the deferral of capital expenditure and refinery ramp-up costs, depending on lithium market developments and broader market conditions.
* The figures have been translated where relevant at an average exchange rate of R19.13/€
Sandouville nickel refinery and the GalliCam project
Sandouville operated in care-and-maintenance throughout Q1 2026, with site activities focused on asset integrity and regulatory compliance.
Australian operations
Century zinc retreatment operation
Production from the Century zinc retreatment operations was impacted by above-average rainfall, which reduced capacity and flexibility on the tailings dam as the remaining operating life decreases. The impacts on production were partially offset by the wet weather resilience measures implemented over recent years. Q1 2026 also saw a four-day maintenance shutdown, completed on schedule, on budget and without a safety incident; however, the downtime further reduced production levels.
Consequently, payable zinc production for Q1 2026 was 20kt, a 19% decrease compared with 25kt in Q1 2025, which did not include a maintenance shutdown. AISC for Q1 2026 of US$2,189/tZn (R35,766/tZn) was 26% higher year-on-year, primarily due to lower production.
Payable zinc metal sales for Q1 2026 of 23kt were 3kt higher than production and 131% higher than Q1 2025 sales of 10kt, due to the timing of shipments. Higher payable zinc metal sales, combined with high zinc prices and lower treatment charges for Q1 2026, resulted in significantly improved adjusted EBITDA for Q1 2026 of US$29 million (R467 million) compared with US$10 million (R178 million) for Q1 2025.
Total capital expenditure for Q1 2026 of US$1 million (R13 million) primarily sustaining capital, continues to be focused on maintaining asset integrity, enhancing operational resilience and ensuring the reliability of critical infrastructure as the operation approaches end-of-mine-life.
A phosphate feasibility study (AACE Class 2 Estimate) is expected to be completed in H1 2026. While phosphate does not align directly with the Group’s refreshed strategy, the Group remains committed to responsibly realising value from the Century and Karumba assets for all stakeholders involved.
Mt Lyell copper project
The Mt Lyell copper project achieved a major milestone with the completion of the feasibility study (AACE Class 2 Estimate) in late 2025. This was followed by an internal assurance review in Q1 2026. The next phase involves progressing towards a final investment decision, which will be assessed in accordance with the Group's capital allocation framework and is subject to final board approval.
In Q1 2026, US$3.5 million (R58.5 million) in exploration expenditure was approved. Preparatory activities are currently underway, with exploration works scheduled to commence in Q2 2026.
* Amounts are translated at the average rate R11.40/A$ and R16.34/US$ for 2026
OPERATING GUIDANCE FOR 2026*
Operating guidance for the 2026 year is unchanged at the date of this Q1 2026 report.

2026 Annual guidance		Production	All-in sustaining cost	Total capital
SA operations	SA PGM operations (4E PGMs)	1.65 - 1.75Moz[3,4]	R26,500 - 27,500/4Eoz (US$1,453 - 1,508/4Eoz)²	R8bn (US$439m)² (incl. R1.79bn (US$98m) for project capital)
	SA gold operations (excl. DRDGOLD)	13,700 - 14,700kg (440 - 473koz)	R1,620k - 1,730k/kg (US$2,762 - 2,950/oz)²	R2.8bn (US$154m)²
International operations	US PGM operations (2E mined)	280 - 300koz	US$1,520 - 1,580/2Eoz¹ Including Section 45X: US$1,360 - 1,420/2Eoz	US$125m - US$135m (incl. US$6m growth) (R2.3bn - R2.5bn incl. R109m growth)²
	Recycling operations (Montana, PA and NC) (PGM autocats, industrial and e-waste precious metals bearing waste)	Total 400 - 420koz gold equivalent ounces[5]	n/a	US$12..2m (R223m)²
	Keliber lithium project	15k - 20k tonnes of spodumene concentrate	n/a	€180m - €190m6 (R3.7bn – R3.9bn)² (incl. €90m (R1.8bn) for project capital)
	Century zinc operations	86.3k - 98.3k tonnes (payable)	A$3,400 – 3,800/t (R42,160 – 47,120/t)² (US$2,311 - 2,583/t)²	A$5m - A$5.5m (US$3.4m – US$3.7m, R62m - R68.2m)²
Source: Company forecasts, Note: Guidance does not take into account the impact of unplanned events
*As at 20 February 2026
1.US PGM AISC are impacted by tax and royalties paid based on PGM prices, current guidance was based on spot 2E PGM prices of US$1,180/oz; By product credit assumptions of Rh US$4,800/oz and gold US$2,500/oz
2.Estimates are converted at an exchange rate of R18.24/US$, R20.43/€ and R12.40/A$
3.SA PGM operations production guidance includes third party PoC and 50% attributable production from Mimosa
4.SA PGM operations AISC excludes the purchase cost of third party PoC and Mimosa costs and capital (equity accounted)
5.Gold equivalent ounce production calculated using the following metal pricing: Au US$2,506/oz, Ag US$38/oz, Pt US$1,150/oz, Pd US$1,050, Ir US$4,000/oz, Rh US$4,800/oz, Ru US$500/oz and Cu US$4.4/lb
6. 2026 guided capital includes construction phase start-up capital, sustaining cost and capitalised cost. The current production profile includes the Syväjärvi and Rapasaari open pit mining areas

RICHARD STEWART
CHIEF EXECUTIVE OFFICER
Sibanye-Stillwater Operating update | Quarter ended 31 March 2026 6

SALIENT FEATURES AND COST BENCHMARKS – QUARTERS

US and SA PGM operations

			US PGM operations	Total SA PGM operations[2]			Rustenburg including Kroondal		Marikana[2]		Plat Mile	Mimosa
			Under- ground[1]	Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface	Attribu-table
Production
Tonnes milled/treated	kt	Mar 2026	195	7,694	4,198	3,495	2,395	1,010	1,459	807	1,677	344
		Dec 2025	198	8,842	4,575	4,267	2,709	1,207	1,502	787	2,272	364
		Mar 2025	184	8,209	4,090	4,119	2,428	1,269	1,315	728	2,122	347
Plant head grade	g/t	Mar 2026	12.44	2.16	3.17	0.94	2.83	1.24	3.69	0.92	0.76	3.34
		Dec 2025	11.98	2.11	3.22	0.91	2.93	1.20	3.71	1.05	0.71	3.36
		Mar 2025	13.91	2.01	3.15	0.88	2.84	0.99	3.67	1.07	0.74	3.39
Plant recoveries	%	Mar 2026	90.69	71.73	84.09	22.19	83.45	33.91	86.83	8.63	18.83	74.77
		Dec 2025	90.64	71.13	84.78	20.08	85.02	27.92	87.23	13.34	16.43	71.97
		Mar 2025	90.90	70.90	84.24	23.33	83.81	34.12	86.94	21.86	15.70	74.65
Yield	g/t	Mar 2026	11.28	1.55	2.67	0.21	2.36	0.42	3.20	0.08	0.14	2.50
		Dec 2025	10.86	1.50	2.73	0.18	2.49	0.33	3.24	0.14	0.12	2.42
		Mar 2025	12.64	1.43	2.65	0.21	2.38	0.34	3.19	0.23	0.12	2.53
PGM production[3]	4Eoz - 2Eoz	Mar 2026	68,386	383,241	359,802	23,439	181,877	13,660	150,320	2,061	7,718	27,605
		Dec 2025	69,774	426,663	401,592	25,071	216,964	13,005	156,309	3,542	8,524	28,319
		Mar 2025	71,991	376,123	348,940	27,183	185,811	13,780	134,871	5,475	7,928	28,258
PGM sold[4]	4Eoz - 2Eoz	Mar 2026	63,536	466,817			235,508	13,093	189,109		7,719	21,388
		Dec 2025	72,176	473,352			231,286	10,345	191,818		8,524	31,379
		Mar 2025	57,750	415,278			209,849	13,480	164,716		7,928	19,305
Price and costs[5]
Average PGM basket price[6]	R/4Eoz - R/2Eoz	Mar 2026	29,717	46,955			47,385	42,119	47,070		42,169	42,033
		Dec 2025	26,401	37,740			38,165	34,651	37,548		35,788	34,539
		Mar 2025	17,889	25,165			25,421	23,544	25,086		23,329	23,195
	US$/4Eoz - US$/2Eoz	Mar 2026	1,819	2,874			2,900	2,578	2,881		2,581	2,572
		Dec 2025	1,543	2,206			2,231	2,025	2,195		2,092	2,019
		Mar 2025	968	1,362			1,376	1,274	1,357		1,262	1,255
Operating cost[7,9]	R/t	Mar 2026	6,400	1,330			2,085	327	1,882		109	1,658
		Dec 2025	5,680	1,299			2,080	330	2,091		84	1,721
		Mar 2025	7,213	1,181			2,041	244	1,895		69	1,627
	US$/t	Mar 2026	392	81			128	20	115		7	101
		Dec 2025	332	76			122	19	122		5	101
		Mar 2025	390	64			110	13	103		4	88
	R/4Eoz - R/2Eoz	Mar 2026	18,264	27,480			27,464	24,158	27,996		23,581	20,648
		Dec 2025	16,080	27,642			25,972	30,681	29,940		22,407	22,141
		Mar 2025	18,472	26,683			26,667	22,496	27,582		18,416	19,994
	US$/4Eoz - US$/2Eoz	Mar 2026	1,118	1,682			1,681	1,478	1,713		1,443	1,264
		Dec 2025	940	1,616			1,518	1,793	1,750		1,310	1,294
		Mar 2025	1,000	1,444			1,443	1,217	1,493		997	1,082
All-in sustaining cost[7,8,9]	R/4Eoz - R/2Eoz	Mar 2026	21,101	24,629			24,839		24,760		16,844	22,750
		Dec 2025	21,111	26,685			25,021		29,534		18,184	24,365
		Mar 2025	21,003	24,599			25,131		24,375		15,641	20,454
	US$/4Eoz - US$/2Eoz	Mar 2026	1,291	1,507			1,520		1,515		1,031	1,392
		Dec 2025	1,234	1,560			1,462		1,726		1,063	1,424
		Mar 2025	1,137	1,331			1,360		1,319		846	1,107
All-in cost[7,8,9]	R/4Eoz - R/2Eoz	Mar 2026	21,130	24,989			24,967		25,423		16,844	22,750
		Dec 2025	21,183	27,155			25,103		30,597		18,184	24,365
		Mar 2025	20,961	25,079			25,146		25,544		15,641	20,454
	US$/4Eoz - US$/2Eoz	Mar 2026	1,293	1,529			1,528		1,556		1,031	1,392
		Dec 2025	1,238	1,587			1,467		1,788		1,063	1,424
		Mar 2025	1,134	1,357			1,361		1,382		846	1,107
Capital expenditure[5]
Ore reserve development	Rm	Mar 2026	327	558			177		381		—	—
		Dec 2025	335	605			194		411		—	—
		Mar 2025	320	548			175		373		—	—
Sustaining capital	Rm	Mar 2026	84	447			252		194		1	113
		Dec 2025	185	1,091			563		514		14	124
		Mar 2025	46	470			261		204		5	84
Project capital	Rm	Mar 2026	2	128			25		101		—	—
		Dec 2025	(35)	189			19		170		—	—
		Mar 2025	—	167			3		164		—	—
Total capital expenditure	Rm	Mar 2026	413	1,133			454		676		1	113
		Dec 2025	485	1,885			776		1,095		14	124
		Mar 2025	366	1,185			439		741		5	84
	US$m	Mar 2026	25	69			28		41		—	7
		Dec 2025	28	110			45		64		1	7
		Mar 2025	20	64			24		40		—	5
Average exchange rate for the quarters ended 31 March 2026, 31 December 2025 and 31 March 2025 was R16.34/US$, R17.11/US$ and R18.48/US$, respectively
Figures may not add as they are rounded independently
1The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand
2Total SA PGM operations and Marikana excludes the production and costs associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the Operating cost, AISC and AIC excluding third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for Total SA PGM operations and Marikana - Quarters” and “Reconciliation of AISC and AIC excluding third party PoC for Total SA PGM operations and Marikana – Quarters”
3The Platinum Group Metals (PGM) production in the SA operations is principally platinum, palladium, rhodium and gold, referred to as 4E (3PGM+Au) and measured at the concentrator, and in the US underground operations is principally platinum and palladium, referred to as 2E (2PGM)
4PGM sold includes the third party PoC ounces sold
5Total SA PGM operations’ unit cost benchmarks and capital expenditure exclude the financial results of Mimosa, which is equity accounted and excluded from revenue and cost of sales
6The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment
7Operating cost, All-in sustaining costs and All-in costs are not measures of performance under IFRS Accounting Standards and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS Accounting Standards. See "Non-IFRS measures" for more information on the metrics presented by Sibanye-Stillwater. All-in sustaining costs and All-in costs are considered pro-forma performance measures under the JSE Listing Requirements. This pro-forma financial information is the responsibility of the Group's Board of Directors and is presented for illustration purposes only, and because of its nature, All-in sustaining costs and All-in costs should not be considered as a representation of financial performance
8All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. For a reconciliation of cost of sales, before amortisation and depreciation to All-in cost, see “All-in costs - Quarters”
9The US PGM operations’ operating cost, AISC and AIC for the quarter ended 31 March 2025 was adjusted to include the Section 45X (S45X) Advance Manufacturing Production Credits. During the quarter ended 30 June 2025 the US PGM operations recognised R196 million (US$11 million)which relates to mining costs for the quarter ended 31 March 2025
Sibanye-Stillwater Operating update | Quarter ended 31 March 2026 7

SALIENT FEATURES AND COST BENCHMARKS – QUARTERS (continued)

SA gold operations

			Total SA gold operations			Driefontein		Kloof		Beatrix		Cooke	DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface	Surface
Production
Tonnes milled/treated	kt	Mar 2026	8,142	745	7,397	235	—	175	150	335	2	976	6,269
		Dec 2025	7,727	829	6,898	242	—	214	59	373	—	864	5,975
		Mar 2025	7,894	741	7,153	240	1	200	204	301	—	902	6,046
Yield	g/t	Mar 2026	0.53	3.78	0.21	5.72	—	3.65	0.59	2.49	—	0.21	0.19
		Dec 2025	0.63	4.14	0.21	7.27	—	2.88	1.44	2.83	—	0.23	0.19
		Mar 2025	0.56	4.03	0.20	5.73	—	3.61	0.50	2.94	—	0.23	0.18
Gold produced	kg	Mar 2026	4,336	2,819	1,517	1,345	—	639	89	835	—	209	1,219
		Dec 2025	4,859	3,430	1,429	1,761	—	616	85	1,053	—	198	1,146
		Mar 2025	4,389	2,984	1,405	1,378	—	721	101	885	—	212	1,092
	oz	Mar 2026	139,406	90,633	48,773	43,243	—	20,544	2,861	26,846	—	6,720	39,192
		Dec 2025	156,220	110,277	45,943	56,617	—	19,805	2,733	33,855	—	6,366	36,845
		Mar 2025	141,110	95,938	45,172	44,304	—	23,181	3,247	28,453	—	6,816	35,109
Gold sold	kg	Mar 2026	4,652	3,178	1,474	1,598	—	663	99	917	—	220	1,155
		Dec 2025	4,572	3,124	1,448	1,590	—	608	54	926	—	164	1,230
		Mar 2025	4,337	2,880	1,457	1,352	4	624	84	904	—	260	1,109
	oz	Mar 2026	149,565	102,175	47,390	51,377	—	21,316	3,183	29,482	—	7,073	37,134
		Dec 2025	146,993	100,439	46,554	51,120	—	19,548	1,736	29,772	—	5,273	39,545
		Mar 2025	139,438	92,594	46,844	43,468	129	20,062	2,701	29,064	—	8,359	35,655
Price and costs
Gold price received	R/kg	Mar 2026	2,502,794			2,487,484		2,427,822		2,508,179		2,522,727	2,565,368
		Dec 2025	2,236,439			1,923,899		1,436,556		1,978,402		2,262,195	2,274,797
		Mar 2025	1,682,730			1,678,466		1,690,678		1,680,310		1,665,385	1,688,909
	US$/oz	Mar 2026	4,764			4,735		4,621		4,774		4,802	4,883
		Dec 2025	4,066			3,497		2,611		3,596		4,112	4,135
		Mar 2025	2,832			2,825		2,846		2,828		2,803	2,843
Operating cost[1]	R/t	Mar 2026	780	5,998	254	7,673	—	8,325	938	3,605	—	518	197
		Dec 2025	801	5,494	237	7,543	—	6,493	253	3,588	—	509	197
		Mar 2025	712	5,514	215	6,840	—	6,798	521	3,602	—	370	181
	US$/t	Mar 2026	48	367	16	470	—	509	57	221	—	32	12
		Dec 2025	47	321	14	441	—	380	15	210	—	30	12
		Mar 2025	39	298	12	370	—	368	28	195	—	20	10
	R/kg	Mar 2026	1,464,714	1,585,314	1,240,606	1,341,264	—	2,281,690	1,584,270	1,445,509	—	2,421,053	1,013,126
		Dec 2025	1,273,513	1,327,405	1,144,157	1,038,047	—	2,253,247	176,471	1,269,706	—	2,222,222	1,029,668
		Mar 2025	1,281,385	1,369,638	1,093,950	1,193,033	—	1,884,882	1,049,505	1,224,859	—	1,575,472	1,004,579
	US$/oz	Mar 2026	2,788	3,018	2,362	2,553	—	4,343	3,016	2,752	—	4,609	1,929
		Dec 2025	2,315	2,413	2,080	1,887	—	4,096	321	2,308	—	4,040	1,872
		Mar 2025	2,157	2,305	1,841	2,008	—	3,172	1,766	2,062	—	2,652	1,691
All-in sustaining cost[1,2]	R/kg	Mar 2026	1,636,071			1,685,232		2,206,037		1,617,230		2,486,364	1,069,264
		Dec 2025	1,521,216			1,386,792		2,496,979		1,519,438		2,378,049	1,104,878
		Mar 2025	1,421,028			1,482,301		2,012,712		1,241,150		1,600,000	1,071,235
	US$/oz	Mar 2026	3,114			3,208		4,199		3,078		4,733	2,035
		Dec 2025	2,765			2,521		4,539		2,762		4,323	2,009
		Mar 2025	2,392			2,495		3,388		2,089		2,693	1,803
All-in cost[1,2]	R/kg	Mar 2026	1,793,422			1,685,232		2,206,037		1,617,230		2,486,364	1,699,567
		Dec 2025	1,696,850			1,386,792		2,496,979		1,519,438		2,378,049	1,745,528
		Mar 2025	1,498,501			1,482,301		2,012,712		1,241,150		1,600,000	1,420,198
	US$/oz	Mar 2026	3,414			3,208		4,199		3,078		4,733	3,235
		Dec 2025	3,085			2,521		4,539		2,762		4,323	3,173
		Mar 2025	2,522			2,495		3,388		2,089		2,693	2,390
Capital expenditure
Ore reserve development	Rm	Mar 2026	551			477		—		74		—	—
		Dec 2025	752			405		268		79		—	—
		Mar 2025	664			405		208		51		—	—
Sustaining capital	Rm	Mar 2026	126			52		—		12		—	62
		Dec 2025	346			153		80		45		—	68
		Mar 2025	167			50		47		8		—	62
Project capital[3]	Rm	Mar 2026	734			—		—		—		—	728
		Dec 2025	797			—		—		—		—	788
		Mar 2025	387			—		—		—		—	387
Total capital expenditure	Rm	Mar 2026	1,411			529		—		86		—	790
		Dec 2025	1,895			558		348		124		—	856
		Mar 2025	1,218			455		255		59		—	449
	US$m	Mar 2026	86			32		—		5		—	48
		Dec 2025	111			33		20		7		—	50
		Mar 2025	66			25		14		3		—	24
Average exchange rates for the quarters ended 31 March 2026, 31 December 2025 and 31 March 2025 was R16.34/US$, R17.11/US$ and R18.48/US$, respectively
Figures may not add as they are rounded independently
1Operating cost, All-in sustaining costs and All-in costs are not measures of performance under IFRS and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS. See "Non-IFRS measures" for more information on the metrics presented by Sibanye-Stillwater. All-in sustaining costs and All-in costs are considered pro forma performance measures under the JSE Listing Requirements. This pro-forma financial information is the responsibility of the Group's Board of Directors and is presented for illustration purposes only, and because of its nature All-in sustaining costs and All-in costs should not be considered as a representation of financial performance
2All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. For a reconciliation of cost of sales before amortisation and depreciation to All-in cost, see “All-in costs – Quarters”
3Project capital expenditure for the quarters ended 31 March 2026 and 31 December 2025 was R6 million (US$0.4 million) and R9 million (US$1 million), respectively, the majority of which related to the Burnstone project (zero for the quarter ended March 2025)
Sibanye-Stillwater Operating update | Quarter ended 31 March 2026 8

SALIENT FEATURES AND COST BENCHMARKS – QUARTERS (continued)

Century zinc retreatment operation

Production
Ore mined and processed	kt	Mar 2026	1,800
		Dec 2025	2,061
		Mar 2025	1,973
Zinc ore grade processed	%	Mar 2026	2.81
		Dec 2025	2.85
		Mar 2025	3.01
Plant recoveries	%	Mar 2026	47.98
		Dec 2025	51.34
		Mar 2025	50.53
Concentrate produced[1]	kt	Mar 2026	53
		Dec 2025	66
		Mar 2025	64
Concentrate zinc grade[2]	%	Mar 2026	45.73
		Dec 2025	45.84
		Mar 2025	46.72
Zinc in concentrate produced[3]	kt	Mar 2026	24
		Dec 2025	30
		Mar 2025	30
Payable zinc production[4]	kt	Mar 2026	20
		Dec 2025	25
		Mar 2025	25
Payable zinc sales[5]	kt	Mar 2026	23
		Dec 2025	28
		Mar 2025	10
Price and costs
Average equivalent zinc concentrate price[6]	R/tZn	Mar 2026	42,942
		Dec 2025	49,626
		Mar 2025	51,883
	US$/tZn	Mar 2026	2,628
		Dec 2025	2,900
		Mar 2025	2,807
All-in sustaining cost[7,8]	R/tZn	Mar 2026	35,766
		Dec 2025	37,286
		Mar 2025	32,127
	US$/tZn	Mar 2026	2,189
		Dec 2025	2,179
		Mar 2025	1,738
All-in cost[7,8]	R/tZn	Mar 2026	36,315
		Dec 2025	38,009
		Mar 2025	32,328
	US$/tZn	Mar 2026	2,222
		Dec 2025	2,221
		Mar 2025	1,749
Capital expenditure
Sustaining capital	Rm	Mar 2026	2
		Dec 2025	27
		Mar 2025	13
Project capital	Rm	Mar 2026	11
		Dec 2025	18
		Mar 2025	5
Total capital expenditure	Rm	Mar 2026	13
		Dec 2025	45
		Mar 2025	18
	US$m	Mar 2026	1
		Dec 2025	3
		Mar 2025	1
Average exchange rates for the quarters ended 31 March 2026, 31 December 2025 and 31 March 2025 was R16.34/US$, R17.11/US$ and R18.48/US$, respectively
Figures may not add as they are rounded independently

1Concentrate produced contains zinc, lead, silver and waste material, which is exported as a relatively dry product
2Concentrate zinc grade is the percentage of zinc contained in the concentrate produced
3Zinc in concentrate produced is the zinc metal contained in the concentrate produced
4Payable zinc production is the payable quantity of zinc metal produced after applying smelter content deductions
5Payable zinc sales is the payable quantity of zinc metal sold after applying smelter content deductions
6Average equivalent zinc concentrate price is the total zinc sales revenue recognised at the price expected to be received excluding the fair value adjustments divided by the payable zinc sales
7All-in sustaining costs and all-in costs are not measures of performance under IFRS and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS. See "Non-IFRS measures" for more information on the metrics presented by Sibanye-Stillwater. All-in sustaining costs and All-in costs are considered pro forma performance measures under the JSE Listing Requirements. This pro-forma financial information is the responsibility of the Group's Board of Directors and is presented for illustration purposes only, and because of its nature All-in sustaining costs and All-in costs should not be considered as a representation of financial performance
8All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. For a reconciliation of cost of sales, before amortisation and depreciation to All-in cost, see “All-in costs - Quarters”

Sibanye-Stillwater Operating update | Quarter ended 31 March 2026 9

ALL-IN COSTS – QUARTERS

US and SA PGM operations
Figures are in rand millions unless otherwise stated

			US PGM operations[1]	Total SA PGM operations[2]	Rustenburg including Kroondal	Marikana[2]	Plat Mile	Mimosa	Corporate
Cost of sales, before amortisation and depreciation[3]		Mar 2026	1,304	11,541	6,817	4,519	205	464	(464)
		Dec 2025	958	12,646	6,255	6,131	260	692	(692)
		Mar 2025	1,337	9,341	5,521	3,615	205	412	(412)
Section 45X credit adjustment[7]		Mar 2026	—	—	—	—	—	—	—
		Dec 2025	—	—	—	—	—	—	—
		Mar 2025	(196)	—	—	—	—	—	—
Royalties		Mar 2026	—	749	543	206	—	51	(51)
		Dec 2025	—	390	349	41	—	59	(59)
		Mar 2025	—	55	29	26	—	22	(22)
Carbon tax		Mar 2026	—	1	—	1	—	—	—
		Dec 2025	—	1	—	1	—	—	—
		Mar 2025	—	1	—	1	—	—	—
Community costs		Mar 2026	—	31	2	30	—	—	—
		Dec 2025	—	78	26	52	—	—	—
		Mar 2025	—	50	21	30	—	—	—
Inventory change		Mar 2026	(55)	(519)	(1,405)	886	—	106	(106)
		Dec 2025	164	(83)	198	(281)	—	(65)	65
		Mar 2025	189	825	1	824	—	153	(153)
Share-based payments[4]		Mar 2026	(2)	3	3	—	—	—	—
		Dec 2025	36	74	38	35	1	—	—
		Mar 2025	(45)	(14)	(5)	(6)	—	—	—
Rehabilitation interest and amortisation[5]		Mar 2026	14	81	47	34	—	2	(2)
		Dec 2025	8	53	45	8	—	2	(2)
		Mar 2025	9	57	38	19	—	2	(2)
Leases		Mar 2026	—	12	5	7	—	—	—
		Dec 2025	—	13	6	7	—	—	—
		Mar 2025	1	11	4	7	—	—	—
Ore reserve development		Mar 2026	327	558	177	381	—	—	—
		Dec 2025	335	605	194	411	—	—	—
		Mar 2025	320	548	175	373	—	—	—
Sustaining capital expenditure		Mar 2026	84	447	252	194	1	113	(113)
		Dec 2025	185	1,091	563	514	14	124	(124)
		Mar 2025	46	470	261	204	5	84	(84)
Less: By-product credit		Mar 2026	(229)	(3,252)	(1,584)	(1,592)	(76)	(108)	108
		Dec 2025	(213)	(3,534)	(1,920)	(1,494)	(120)	(122)	122
		Mar 2025	(149)	(2,448)	(1,029)	(1,333)	(86)	(95)	95
Total All-in-sustaining costs[6]		Mar 2026	1,443	9,652	4,857	4,666	130	628	(628)
		Dec 2025	1,473	11,334	5,754	5,425	155	690	(690)
		Mar 2025	1,512	8,896	5,016	3,760	124	578	(578)
Plus: Corporate cost, growth and capital expenditure		Mar 2026	2	128	25	101	—	—	2
		Dec 2025	5	187	19	170	—	—	(2)
		Mar 2025	(3)	167	3	164	—	—	—
Total All-in-costs[6]		Mar 2026	1,445	9,780	4,882	4,767	130	628	(626)
		Dec 2025	1,478	11,521	5,773	5,595	155	690	(692)
		Mar 2025	1,509	9,063	5,019	3,924	124	578	(578)
PGM production	4Eoz - 2Eoz	Mar 2026	68,386	402,965	195,537	172,105	7,718	27,605	—
		Dec 2025	69,774	446,830	229,969	180,018	8,524	28,319	—
		Mar 2025	71,991	393,876	199,591	158,099	7,928	28,258	—
	kg	Mar 2026	2,127	12,534	6,082	5,353	240	859	—
		Dec 2025	2,170	13,898	7,153	5,599	265	881	—
		Mar 2025	2,239	12,251	6,208	4,917	247	879	—
All-in-sustaining cost[6]	R/4Eoz - R/2Eoz	Mar 2026	21,101	25,714	24,839	27,111	16,844	22,750	—
		Dec 2025	21,111	27,082	25,021	30,136	18,184	24,365	—
		Mar 2025	21,003	24,331	25,131	23,783	15,641	20,454	—
	US$/4Eoz - US$/2Eoz	Mar 2026	1,291	1,574	1,520	1,659	1,031	1,392	—
		Dec 2025	1,234	1,583	1,462	1,761	1,063	1,424	—
		Mar 2025	1,137	1,317	1,360	1,287	846	1,107	—
All-in-cost[6]	R/4Eoz - R/2Eoz	Mar 2026	21,130	26,055	24,967	27,698	16,844	22,750	—
		Dec 2025	21,183	27,529	25,103	31,080	18,184	24,365	—
		Mar 2025	20,961	24,788	25,146	24,820	15,641	20,454	—
	US$/4Eoz - US$/2Eoz	Mar 2026	1,293	1,595	1,528	1,695	1,031	1,392	—
		Dec 2025	1,238	1,609	1,467	1,816	1,063	1,424	—
		Mar 2025	1,134	1,341	1,361	1,343	846	1,107	—
Average exchange rates for the quarters ended 31 March 2026, 31 December 2025 and 31 March 2025 was R16.34/US$, R17.11/US$ and R18.48/US$, respectively
Figures may not add as they are rounded independently
1The US and SA PGM operations, Total SA PGM operations and Marikana includes the production and costs associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the Operating cost, AISC and AIC excluding third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Quarters” and “Reconciliation of AISC and AIC excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana – Quarters”
2The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation processes various recycling material which is excluded from the 2E PGM production, All-in sustaining cost and All-in cost statistics shown. The US Reldan operations cost and performance are also excluded from the above table
3Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs
4Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
5Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current PGM production
Sibanye-Stillwater Operating update | Quarter ended 31 March 2026 10

6All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced in the same period
7The Inflation Reduction Act Section 45X Advanced Manufacturing Production Credit provides credits to the US PGM operations equal to 10% of production costs incurred for critical minerals produced and sold after December 31, 2022. During the quarter ended 30 June 2025 the US PGM operations recognised R196 million (US$11 million) which relates to mining costs for the quarter ended 31 March 2025. Although the amount was recognised as a credit against the 30 June 2025 cost of sales, management believes that the cost of sales for the period ended 31 March 2025 should be adjusted with the credits against the period when the mining costs were accrued. It is expected that, because the required certification requirements were addressed in June 2025, the recognition of the credits will now match the related mining cost accruals. Accordingly, total All-in-sustaining costs and total All-in-costs were adjusted to reflect the appropriate amounts which relates to the periods presented above

ALL-IN COSTS – QUARTERS (continued)

Reconciliation of operating cost excluding third party PoC for Total SA PGM operations and Marikana - Quarters
		Total SA PGM operations			Marikana
	Rm	Mar 2026	Dec 2025	Mar 2025	Mar 2026	Dec 2025	Mar 2025
Cost of sales, before amortisation and depreciation as reported per table above		11,541	12,646	9,341	4,519	6,131	3,615
Inventory change as reported per table above		(519)	(83)	825	886	(281)	824
Less: Chrome cost of sales		(142)	(711)	(388)	(32)	(223)	(72)
Total operating cost including third party PoC		10,880	11,852	9,778	5,373	5,627	4,367
Less: Purchase cost of PoC		(1,107)	(841)	(496)	(1,107)	(841)	(496)
Total operating cost excluding third party PoC		9,773	11,011	9,282	4,266	4,786	3,871

PGM production as reported per table above	4Eoz- 2Eoz	402,965	446,830	393,876	172,105	180,018	158,099
Less: Mimosa production		(27,605)	(28,319)	(28,258)	—	—	—
PGM production excluding Mimosa		375,360	418,511	365,618	172,105	180,018	158,099
Less: PoC production		(19,724)	(20,167)	(17,753)	(19,724)	(20,167)	(17,753)
PGM production excluding Mimosa and third party PoC		355,636	398,344	347,865	152,381	159,851	140,346

PGM production including Mimosa and excluding third party PoC		383,241	426,663	376,123	152,381	159,851	140,346

Tonnes milled/treated	kt	7,694	8,842	8,209	2,267	2,289	2,043
Less: Mimosa tonnes		(344)	(364)	(347)	—	—	—
PGM tonnes excluding Mimosa and third party PoC		7,350	8,478	7,862	2,267	2,289	2,043
Operating cost including third party PoC	R/4Eoz-R/2Eoz	28,986	28,319	26,744	31,219	31,258	27,622
	US$/4Eoz-US$/2Eoz	1,774	1,655	1,447	1,911	1,827	1,495
	R/t	1,480	1,398	1,244	2,370	2,458	2,138
	US$/t	91	82	67	145	144	116
Operating cost excluding third party PoC	R/4Eoz-R/2Eoz	27,480	27,642	26,683	27,996	29,940	27,582
	US$/4Eoz-US$/2Eoz	1,682	1,616	1,444	1,713	1,750	1,493
	R/t	1,330	1,299	1,181	1,882	2,091	1,895
	US$/t	81	76	64	115	122	103

Reconciliation of AISC and AIC excluding PoC for Total SA PGM operations and Marikana - Quarters
		Total SA PGM operations			Marikana
	Rm	Mar 2026	Dec 2025	Mar 2025	Mar 2026	Dec 2025	Mar 2025
Total All-in-sustaining cost as reported per table above		9,652	11,334	8,896	4,666	5,425	3,760
Less: Purchase cost of PoC		(1,107)	(841)	(496)	(1,107)	(841)	(496)
Add: By-product credit of PoC		214	137	157	214	137	157
Total All-in-sustaining cost excluding PoC		8,759	10,630	8,557	3,773	4,721	3,421
Plus: Corporate cost, growth and capital expenditure		128	187	167	101	170	164
Total All-in-cost excluding PoC		8,887	10,817	8,724	3,874	4,891	3,585

PGM production excluding PoC	4Eoz- 2Eoz	355,636	398,344	347,865	152,381	159,851	140,346

All-in-sustaining cost excluding PoC	R/4Eoz-R/2Eoz	24,629	26,685	24,599	24,760	29,534	24,375
	US$/4Eoz-US$/2Eoz	1,507	1,560	1,331	1,515	1,726	1,319

All-in-cost excluding PoC	R/4Eoz-R/2Eoz	24,989	27,155	25,079	25,423	30,597	25,544
	US$/4Eoz-US$/2Eoz	1,529	1,587	1,357	1,556	1,788	1,382

Sibanye-Stillwater Operating update | Quarter ended 31 March 2026 11

ALL-IN COSTS – QUARTERS (continued)

SA gold operations
Figures are in rand millions unless otherwise stated

			Total SA gold operations	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Corporate
Cost of sales, before amortisation and depreciation[1]		Mar 2026	6,683	2,038	1,671	1,300	521	1,153	—
		Dec 2025	5,639	1,547	1,281	1,172	361	1,278	—
		Mar 2025	5,234	1,546	1,160	1,035	385	1,108	—
Royalties		Mar 2026	188	125	9	80	3	—	(29)
		Dec 2025	100	86	5	73	(2)	—	(62)
		Mar 2025	27	11	6	8	2	—	—
Carbon tax		Mar 2026	—	—	—	—	—	—	—
		Dec 2025	—	—	—	—	—	—	—
		Mar 2025	—	—	—	—	—	—	—
Community costs		Mar 2026	5	—	—	—	—	5	—
		Dec 2025	8	—	—	—	—	8	—
		Mar 2025	5	—	—	—	—	5	—
Share-based payments[2]		Mar 2026	3	1	—	(1)	(2)	6	(1)
		Dec 2025	48	14	11	8	1	13	1
		Mar 2025	(7)	(5)	(6)	(3)	—	7	—
Rehabilitation interest and amortisation[3]		Mar 2026	57	5	3	15	25	7	2
		Dec 2025	58	4	9	24	30	(11)	2
		Mar 2025	69	5	9	22	29	2	2
Leases		Mar 2026	10	2	1	5	—	2	—
		Dec 2025	13	2	1	7	—	3	—
		Mar 2025	8	—	2	2	—	4	—
Ore reserve development		Mar 2026	551	477	—	74	—	—	—
		Dec 2025	752	405	268	79	—	—	—
		Mar 2025	664	405	208	51	—	—	—
Sustaining capital expenditure		Mar 2026	126	52	—	12	—	62	—
		Dec 2025	346	153	80	45	—	68	—
		Mar 2025	167	50	47	8	—	62	—
Less: By-product credit		Mar 2026	(12)	(7)	(3)	(2)	—	—	—
		Dec 2025	(9)	(6)	(2)	(1)	—	—	—
		Mar 2025	(4)	(2)	(1)	(1)	—	—	—
Total All-in-sustaining costs[4]		Mar 2026	7,611	2,693	1,681	1,483	547	1,235	(28)
		Dec 2025	6,955	2,205	1,653	1,407	390	1,359	(59)
		Mar 2025	6,163	2,010	1,425	1,122	416	1,188	2
Plus: Corporate cost, growth and capital expenditure		Mar 2026	732	—	—	—	—	728	4
		Dec 2025	803	—	—	—	—	788	15
		Mar 2025	336	—	—	—	—	387	(51)
Total All-in-costs[4]		Mar 2026	8,343	2,693	1,681	1,483	547	1,963	(24)
		Dec 2025	7,758	2,205	1,653	1,407	390	2,147	(44)
		Mar 2025	6,499	2,010	1,425	1,122	416	1,575	(49)
Gold sold	kg	Mar 2026	4,652	1,598	762	917	220	1,155	—
		Dec 2025	4,572	1,590	662	926	164	1,230	—
		Mar 2025	4,337	1,356	708	904	260	1,109	—
	oz	Mar 2026	149,565	51,377	24,499	29,482	7,073	37,134	—
		Dec 2025	146,993	51,120	21,284	29,772	5,273	39,545	—
		Mar 2025	139,438	43,596	22,763	29,064	8,359	35,655	—
All-in-sustaining cost[4]	R/kg	Mar 2026	1,636,071	1,685,232	2,206,037	1,617,230	2,486,364	1,069,264	—
		Dec 2025	1,521,216	1,386,792	2,496,979	1,519,438	2,378,049	1,104,878	—
		Mar 2025	1,421,028	1,482,301	2,012,712	1,241,150	1,600,000	1,071,235	—
All-in-sustaining cost	US$/oz	Mar 2026	3,114	3,208	4,199	3,078	4,733	2,035	—
		Dec 2025	2,765	2,521	4,539	2,762	4,323	2,009	—
		Mar 2025	2,392	2,495	3,388	2,089	2,693	1,803	—
All-in-cost[4]	R/kg	Mar 2026	1,793,422	1,685,232	2,206,037	1,617,230	2,486,364	1,699,567	—
		Dec 2025	1,696,850	1,386,792	2,496,979	1,519,438	2,378,049	1,745,528	—
		Mar 2025	1,498,501	1,482,301	2,012,712	1,241,150	1,600,000	1,420,198	—
All-in-cost	US$/oz	Mar 2026	3,414	3,208	4,199	3,078	4,733	3,235	—
		Dec 2025	3,085	2,521	4,539	2,762	4,323	3,173	—
		Mar 2025	2,522	2,495	3,388	2,089	2,693	2,390	—
Average exchange rates for the quarters ended 31 March 2026, 31 December 2025 and 31 March 2025 was R16.34/US$, R17.11/US$ and R18.48/US$, respectively
Figures may not add as they are rounded independently
1    Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs
2    Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
3    Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current gold production
4    All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold over the same period
Sibanye-Stillwater Operating update | Quarter ended 31 March 2026 12

ALL-IN COSTS – QUARTERS (continued)

Century zinc retreatment operation
Figures are in rand millions unless otherwise stated

Cost of sales, before amortisation and depreciation[1]		Mar 2026	699
		Dec 2025	1,212
		Mar 2025	262
Royalties		Mar 2026	57
		Dec 2025	83
		Mar 2025	23
Community costs		Mar 2026	14
		Dec 2025	15
		Mar 2025	9
Inventory change		Mar 2026	88
		Dec 2025	(335)
		Mar 2025	482
Share-based payments		Mar 2026	3
		Dec 2025	6
		Mar 2025	1
Rehabilitation interest and amortisation[2]		Mar 2026	18
		Dec 2025	18
		Mar 2025	19
Leases		Mar 2026	9
		Dec 2025	31
		Mar 2025	24
Sustaining capital expenditure		Mar 2026	2
		Dec 2025	27
		Mar 2025	13
Less: By-product credit		Mar 2026	(173)
		Dec 2025	(129)
		Mar 2025	(34)
Total All-in-sustaining costs[3]		Mar 2026	717
		Dec 2025	928
		Mar 2025	799
Plus: Corporate cost, growth and capital expenditure		Mar 2026	11
		Dec 2025	18
		Mar 2025	5
Total All-in-costs[3]		Mar 2026	728
		Dec 2025	946
		Mar 2025	804
Payable zinc production	kt	Mar 2026	20
		Dec 2025	25
		Mar 2025	25
All-in-sustaining cost[3]	R/tZn	Mar 2026	35,766
		Dec 2025	37,286
		Mar 2025	32,127
	US$/tZn	Mar 2026	2,189
		Dec 2025	2,179
		Mar 2025	1,738
All-in-cost[3]	R/tZn	Mar 2026	36,315
		Dec 2025	38,009
		Mar 2025	32,328
	US$/tZn	Mar 2026	2,222
		Dec 2025	2,221
		Mar 2025	1,749
Average exchange rates for the quarters ended 31 March 2026, 31 December 2025 and 31 March 2025 was R16.34/US$, R17.11/US$ and R18.48/US$, respectively
Figures may not add as they are rounded independently

1Cost of sales, before amortisation and depreciation includes all mining and processing costs, corporate general and administrative costs, and permitting costs
2Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current zinc production
3All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per tonne and All-in cost per tonne are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total tonnes of payable zinc production in the same period

Sibanye-Stillwater Operating update | Quarter ended 31 March 2026 13

UNIT OPERATING COST – QUARTERS

US and SA PGM operations
Figures are in rand millions unless otherwise stated

			US PGM operations	Total SA PGM operations[2,3]	Rustenburg including Kroondal[3]		Marikana[3]		Plat Mile[3]	Mimosa
			Under- ground[1]	Total	Under- ground	Surface	Under- ground	Surface	Surface	Attribu-table

Cost of sales, before amortisation and depreciation		Mar 2026	1,304	11,541	6,500	317	4,519		205	464
		Dec 2025	958	12,646	5,903	352	6,131		260	692
		Mar 2025	1,337	9,341	5,211	310	3,615		205	412
Section 45X credit adjustment[6]		Mar 2026	—	—	—	—	—		—	—
		Dec 2025	—	—	—	—	—		—	—
		Mar 2025	(196)	—	—	—	—		—	—
Inventory change		Mar 2026	(55)	(519)	(1,418)	13	886		—	106
		Dec 2025	164	(83)	151	47	(281)		—	(65)
		Mar 2025	189	825	1	—	824		—	153
Less: Chrome cost of sales		Mar 2026	—	(142)	(87)	—	(32)		(23)	—
		Dec 2025	—	(711)	(419)	—	(223)		(69)	—
		Mar 2025	—	(388)	(257)	—	(72)		(59)	—
Less: Purchase cost of PoC		Mar 2026	—	(1,107)	—	—	(1,107)		—	—
		Dec 2025	—	(841)	—	—	(841)		—	—
		Mar 2025	—	(496)	—	—	(496)		—	—
Total operating cost excluding third party PoC		Mar 2026	1,249	9,773	4,995	330	4,266		182	570
		Dec 2025	1,122	11,011	5,635	399	4,786		191	627
		Mar 2025	1,330	9,282	4,955	310	3,871		146	565
Tonnes milled/treated	kt	Mar 2026	195	7,350	2,395	1,010	1,459	807	1,677	344
		Dec 2025	198	8,478	2,709	1,207	1,502	787	2,272	364
		Mar 2025	184	7,862	2,428	1,269	1,315	728	2,122	347
PGM production excluding Mimosa and third party PoC[4]	4Eoz	Mar 2026	68,386	355,636	181,877	13,660	152,381		7,718	27,605
		Dec 2025	69,774	398,344	216,964	13,005	159,851		8,524	28,319
		Mar 2025	71,991	347,865	185,811	13,780	140,346		7,928	28,258
Operating cost[5]	R/t	Mar 2026	6,400	1,330	2,085	327	1,882		109	1,658
		Dec 2025	5,680	1,299	2,080	330	2,091		84	1,721
		Mar 2025	7,213	1,181	2,041	244	1,895		69	1,627
	US$/t	Mar 2026	392	81	128	20	115		7	101
		Dec 2025	332	76	122	19	122		5	101
		Mar 2025	390	64	110	13	103		4	88
	R/4Eoz - R/2Eoz	Mar 2026	18,264	27,480	27,464	24,158	27,996		23,581	20,648
		Dec 2025	16,080	27,642	25,972	30,681	29,940		22,407	22,141
		Mar 2025	18,472	26,683	26,667	22,496	27,582		18,416	19,994
	US$/4Eoz - US$/2Eoz	Mar 2026	1,118	1,682	1,681	1,478	1,713		1,443	1,264
		Dec 2025	940	1,616	1,518	1,793	1,750		1,310	1,294
		Mar 2025	1,000	1,444	1,443	1,217	1,493		997	1,082
Average exchange rates for the quarters ended 31 March 2026, 31 December 2025 and 31 March 2025 was R16.34/US$, R17.11/US$ and R18.48/US$, respectively
Figures may not add as they are rounded independently

1    The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand
2    Total SA PGM operations exclude the results of Mimosa, which is recognised by the equity accounting method
3    Cost of sales, before amortisation and depreciation for Total SA PGM operations, Rustenburg including Kroondal, Marikana and Platinum Mile includes the Chrome cost of sales which is excluded for unit cost calculation purposes as Chrome production is excluded from the 4Eoz production
4    For a reconciliation of the production excluding Mimosa and third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for Total SA PGM operations and Marikana - Quarters”
5    Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per ounce is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period, by the PGM produced in the same period
6    The US PGM operations’ operating cost for the quarter ended 31 March 2025 were adjusted to include the Section 45X (S45X) Advance Manufacturing Production Credits. During the quarter ended 30 June 2025 the US PGM operations recognised R196 million (US$11 million) which relates to mining costs for the quarter ended 31 March 2025

Sibanye-Stillwater Operating update | Quarter ended 31 March 2026 14

UNIT OPERATING COST – QUARTERS (continued)

SA gold operations
Figures are in rand millions unless otherwise stated

			Total SA gold operations			Driefontein		Kloof		Beatrix		Cooke	DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface	Surface

Cost of sales, before amortisation and depreciation		Mar 2026	6,683	4,883	1,800	2,038	—	1,545	126	1,300	—	521	1,153
		Dec 2025	5,639	3,993	1,646	1,547	—	1,274	7	1,172	—	361	1,278
		Mar 2025	5,234	3,659	1,575	1,546	—	1,078	82	1,035	—	385	1,108
Inventory change		Mar 2026	(332)	(414)	82	(234)	—	(87)	15	(93)	—	(15)	82
		Dec 2025	549	560	(11)	281	—	114	8	165	—	79	(98)
		Mar 2025	390	428	(38)	98	—	281	24	49	—	(51)	(11)
Total operating cost		Mar 2026	6,351	4,469	1,882	1,804	—	1,458	141	1,207	—	506	1,235
		Dec 2025	6,188	4,553	1,635	1,828	—	1,388	15	1,337	—	440	1,180
		Mar 2025	5,624	4,087	1,537	1,644	—	1,359	106	1,084	—	334	1,097
Tonnes milled/treated	kt	Mar 2026	8,142	745	7,397	235	—	175	150	335	2	976	6,269
		Dec 2025	7,727	829	6,898	242	—	214	59	373	—	864	5,975
		Mar 2025	7,894	741	7,153	240	1	200	204	301	—	902	6,046
Gold produced	kg	Mar 2026	4,336	2,819	1,517	1,345	—	639	89	835	—	209	1,219
		Dec 2025	4,859	3,430	1,429	1,761	—	616	85	1,053	—	198	1,146
		Mar 2025	4,389	2,984	1,405	1,378	—	721	101	885	—	212	1,092
	oz	Mar 2026	139,406	90,633	48,773	43,243	—	20,544	2,861	26,846	—	6,720	39,192
		Dec 2025	156,220	110,277	45,943	56,617	—	19,805	2,733	33,855	—	6,366	36,845
		Mar 2025	141,110	95,938	45,172	44,304	—	23,181	3,247	28,453	—	6,816	35,109
Operating cost[1]	R/t	Mar 2026	780	5,998	254	7,673	—	8,325	938	3,605	—	518	197
		Dec 2025	801	5,494	237	7,543	—	6,493	253	3,588	—	509	197
		Mar 2025	712	5,514	215	6,840	—	6,798	521	3,602	—	370	181
	US$/t	Mar 2026	48	367	16	470	—	509	57	221	—	32	12
		Dec 2025	47	321	14	441	—	380	15	210	—	30	12
		Mar 2025	39	298	12	370	—	368	28	195	—	20	10
	R/kg	Mar 2026	1,464,714	1,585,314	1,240,606	1,341,264	—	2,281,690	1,584,270	1,445,509	—	2,421,053	1,013,126
		Dec 2025	1,273,513	1,327,405	1,144,157	1,038,047	—	2,253,247	176,471	1,269,706	—	2,222,222	1,029,668
		Mar 2025	1,281,385	1,369,638	1,093,950	1,193,033	—	1,884,882	1,049,505	1,224,859	—	1,575,472	1,004,579
	US$/oz	Mar 2026	2,788	3,018	2,362	2,553	—	4,343	3,016	2,752	—	4,609	1,929
		Dec 2025	2,315	2,413	2,080	1,887	—	4,096	321	2,308	—	4,040	1,872
		Mar 2025	2,157	2,305	1,841	2,008	—	3,172	1,766	2,062	—	2,652	1,691
Average exchange rates for the quarters ended 31 March 2026, 31 December 2025 and 31 March 2025 was R16.34/US$, R17.11/US$ and R18.48/US$, respectively
Figures may not add as they are rounded independently
1 Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold produced in the same period

Sibanye-Stillwater Operating update | Quarter ended 31 March 2026 15

ADJUSTED EBITDA RECONCILIATION – QUARTERS

	Quarter ended 31 Mar 2026											Quarter ended 31 Dec 2025											Quarter ended 31 Mar 2025
		Southern Africa (SA) operations		International and recycling operations							Group		SA operations		International and recycling operations							Group		SA operations		International and recycling operations							Group
					Primary Mining	Recycling			Secondary mining							Primary Mining	Recycling			Secondary mining							Primary Mining	Recycling			Secondary mining
Figures in million – SA rand	Group	Total SA PGM	Total SA gold	Total US operations	US PGM operations	Recycling operations	Total EU operations[1]	Keliber lithium project	Total AUS operations	Century zinc retreatment operation	Corporate	Group	Total SA PGM	Total SA gold	Total US operations	US PGM operations	Recycling operations	Total EU operations[1]	Keliber lithium project	Total AUS operations	Century zinc retreatment operation	Corporate	Group	Total SA PGM	Total SA gold	Total US operations	US PGM operations	Recycling operations	Total EU operations[1]	Keliber lithium project	Total AUS operations	Century zinc retreatment operation	Corporate
Profit/(loss) before royalties, carbon tax and tax	17,055	11,839	4,221	1,557	150	1,407	(423)	(227)	380	410	(519)	(2,058)	5,554	(1,113)	483	272	211	(3,289)	(2,265)	518	546	(4,211)	642	1,352	344	(776)	(820)	44	(160)	(70)	257	302	(375)
Adjusted for:
Amortisation and depreciation	1,986	1,041	636	301	219	82	7	7	—	—	1	2,557	1,098	1,029	417	330	87	9	9	1	—	3	1,902	909	756	233	179	54	3	2	—	—	1
Interest income	(406)	(118)	(127)	(53)	(29)	(24)	(82)	(82)	(3)	(3)	(23)	(566)	(95)	(130)	(280)	(150)	(130)	(5)	(4)	(2)	(2)	(54)	(222)	(78)	(120)	(17)	(15)	(2)	(2)	(2)	(1)	—	(4)
Finance expense	1,146	152	217	419	403	16	70	63	32	29	256	1,182	163	239	438	420	18	31	27	34	31	277	1,187	162	318	450	442	8	13	11	50	47	194
Share-based payments	68	25	6	34	34	—	7	—	(4)	(4)	—	771	254	209	197	186	11	75	25	30	30	6	132	53	36	26	26	—	15	4	2	2	—
Loss/(gain) on financial instruments	53	72	(113)	83	—	83	(6)	—	17	17	—	2,646	189	2,079	626	—	626	(284)	(290)	35	35	1	613	42	642	87	—	87	(15)	—	(143)	(143)	—
(Gain)/loss on foreign exchange movements	(8)	(126)	78	(6)	(1)	(5)	54	35	24	27	(32)	17	118	(78)	17	5	12	(1)	(9)	16	13	(55)	(88)	4	(44)	5	1	4	(53)	—	(5)	(6)	5
Share of results of equity-accounted investees after tax	(651)	(414)	(236)	(2)	3	(5)	—	—	—	—	1	(518)	(356)	(170)	(2)	2	(4)	—	—	—	—	10	(34)	97	(133)	2	—	2	—	—	—	—	—
Change in estimate of environmental rehabilitation obligation, and right of recovery liability and asset	—	—	—	—	—	—	—	—	—	—	—	593	50	8	—	—	—	729	—	(194)	(184)	—	—	—	—	—	—	—	—	—	—	—	—
(Gain)/loss on disposal of property, plant and equipment	(22)	(15)	(5)	(2)	(2)	—	—	—	—	—	—	(2)	(7)	(18)	23	23	—	—	—	—	—	—	(12)	(9)	(7)	4	4	—	—	—	—	—	—
Impairments	16	15	—	—	—	—	1	1	—	—	—	4,341	(1)	1,856	—	—	—	2,460	2,460	—	—	26	—	—	—	—	—	—	—	—	—	—	—
Occupational healthcare gain	—	—	—	—	—	—	—	—	—	—	—	46	—	46	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Restructuring costs	85	—	50	—	—	—	35	—	—	—	—	3	—	3	—	—	—	—	—	—	—	—	36	7	27	2	2	—	—	—	—	—	—
Onerous contract provision	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(71)	—	—	—	—	—	(71)	—	—	—	—
Lease payments	(56)	(22)	(14)	(2)	—	(2)	(9)	(6)	(9)	(9)	—	(82)	(23)	(16)	1	1	—	(13)	(7)	(31)	(30)	—	(51)	(12)	(8)	(1)	(1)	—	(6)	(1)	(24)	(24)	—
Other non-recurring costs	106	—	(8)	46	—	46	44	—	—	—	24	3,925	(1)	21	66	1	65	139	—	4	—	3,696	75	—	—	10	10	—	35	—	—	—	30
Adjusted EBITDA	19,372	12,449	4,705	2,375	777	1,598	(302)	(209)	437	467	(292)	12,855	6,943	3,965	1,986	1,090	896	(149)	(54)	411	439	(301)	4,109	2,527	1,811	25	(172)	197	(241)	(56)	136	178	(149)
1. 1 Total EU operations includes Sandouville nickel refinery, Keliber OY and European corporate and reconciling items
Sibanye-Stillwater Operating update | Quarter ended 31 March 2026 16

ADMINISTRATION AND CORPORATE INFORMATION

SIBANYE STILLWATER LIMITED
(SIBANYE-STILLWATER)
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share code: SSW and SBSW
Issuer code: SSW
ISIN: ZAE000259701
LISTINGS
JSE: SSW
NYSE: SBSW
WEBSITE
www.sibanyestillwater.com
REGISTERED AND CORPORATE OFFICE
Constantia Office Park
Bridgeview House, Building 11, Ground floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park 1709
South Africa
Private Bag X5
Westonaria 1780
South Africa
Tel: +27 11 278 9600
Fax: +27 11 278 9863
COMPANY SECRETARY
Lerato Matlosa
Email: lerato.matlosa@sibanyestillwater.com
DIRECTORS
Dr Vincent Maphai* (Chairman)
Dr Richard Stewart (CEO)
Charl Keyter (CFO)
Dr Elaine Dorward-King*
Harry Kenyon-Slaney* ^
Prof Jeremiah Vilakazi#
Dr Lindiwe Mthimunye*
Keith Rayner#
Dr Peter Hancock*
Philippe Boisseau*
Richard Menell#
Sindiswa Zilwa*
Terence Nombembe*
Timothy Cumming#
* Independent non-executive
# Non-executive
^ Lead independent director
INVESTOR ENQUIRIES
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Mobile: +27 83 453 4014
Email: james.wellsted@sibanyestillwater.com
or ir@sibanyestillwater.com
JSE SPONSOR
J.P. Morgan Equities South Africa Proprietary Limited
Registration number 1995/011815/07
1 Fricker Road, Illovo
Johannesburg 2196
South Africa
Private Bag X9936
Sandton 2146
South Africa

AUDITORS
BDO SOUTH AFRICA INC.
Wanderers Office Park
52 Corlett Drive
Illovo, 2196
South Africa

Private Bag X60500
Houghton 2041
Tel: +27 011 488 1700
AMERICAN DEPOSITARY RECEIPTS
TRANSFER AGENT
BNY Mellon Shareowner Correspondence (ADSs)
Mailing address of agent:
Computershare
PO Box 43078
Providence, RI 02940-3078
Overnight/certified/registered delivery:
Computershare
150 Royal Street, Suite 101
Canton, MA 02021
US toll free: + 1 888 269 2377
Tel: +1 201 680 6825
Email: shrrelations@cpushareownerservices.com
Tatyana Vesselovskaya
Relationship Manager - BNY Mellon
Depositary Receipts
Email: tatyana.vesselovskaya@bnymellon.com
TRANSFER SECRETARIES SOUTH AFRICA
Computershare Investor Services Proprietary Limited
Rosebank Towers
15 Biermann Avenue
Rosebank 2196
PO Box 61051
Marshalltown 2107
South Africa
Tel: +27 11 370 5000
Fax: +27 11 688 5248

Sibanye-Stillwater Operating update | Quarter ended 31 March 2026 17

Non-IFRS measures
Sibanye-Stillwater presents certain non-IFRS figures to provide readers with additional financial information that is regularly reviewed by management to assess the operational performance of the Group and is the responsibility of the Group's Board of Directors. These non-IFRS measures should not be considered as alternatives to IFRS Accounting Standards measures, including cost of sales, net operating profit, profit before taxation, cash from operating activities or any other measure of financial performance presented in accordance with IFRS Accounting Standards, and may not be comparable to similarly titled measures of other companies.
The non-IFRS financial measures discussed in this document are listed below:

Non-IFRS measure	Definition	Purpose why these non-IFRS measures are reported	Reconciled on page

Adjusted EBITDA	Adjusted earnings before interest, tax, depreciation and amortisation, and is reported based on the formula included in Sibanye-Stillwater’s facility agreements for compliance with the debt covenant formula and involves eliminating the effects of various one-time, irregular, and non-recurring items from the standard EBITDA calculation	Used in the calculation of the debt covenant ratio: net debt/(cash) to adjusted EBITDA	18
All-in sustaining costs (AISC)	Cost of sales before amortisation and depreciation plus additional costs which include community costs, inventory change (PGM operations only), share-based payments, royalties, carbon tax, rehabilitation, leases, ore reserve development (ORD), sustaining capital expenditure and deducting the by-product credit	Developed by the World Gold council for the purpose of the gold mining industry, AISC provides metrics and aims to reflect the full cost to sustain the production and sale of our commodities, and reporting this metric allows for a meaningful comparisons across our operations and different mining companies	12,13,14,15
All-in costs (AIC)	AISC plus additional costs relating to corporate and major capital expenditure associated with growth	Developed by the World Gold council for the purpose of the gold mining industry, AIC provides metrics and aims to reflect the full cost to sustain the production and sale of our commodities, after including growth capital, and reporting this metric allows for a meaningful comparisons across our operations and different mining companies	12,13,14,15
AISC/AIC per unit	AISC/AIC divided by the total PGM produced/gold sold/payable zinc production	Developed by the World Gold council for the purpose of the gold mining industry, AISC/AIC per unit provides a metric that aims to reflect the full cost to sustain the production and sale, after including growth capital (AIC), of an ounce/kilogram/tonne of commodity and reporting this metric allows for a meaningful comparisons across our operations and different mining companies	12,13,14,15
Operating costs	The average cost of production, and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per ounce (and kilograms) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold kilograms produced or PGM 2E and 4E ounces produced in the same period	Report a measure that aims to reflect the operating cost to produce our commodities, and reporting this metric allows for a meaningful comparisons across our operations and different mining companies	16,17
Sibanye-Stillwater Operating update | Quarter ended 31 March 2026 18

DISCLAIMER

Forward-looking statements
The information in this report may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (Sibanye-Stillwater or the Group) financial positions, business strategies, business prospects, industry forecasts, production and operational guidance, climate and ESG-related targets and metrics, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report.
All statements other than statements of historical facts included in this report may be forward-looking statements. Forward-looking statements also often use words such as “will”, “would”, “expect”, “forecast”, “potential”, “may”, “could”, “believe”, “aim”, “anticipate”, “target”, “estimate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.
The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States, Europe and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of its Mineral Resources and Mineral Reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions (including Metallix), as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities, including any proposed, anticipated or planned expansions into the battery metals or adjacent sectors and estimations or expectations of enterprise value; the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold, silver, PGMs, battery metals (e.g., nickel, lithium, copper and zinc) and the cost of power, petroleum fuels, and oil, among other commodities and supply requirements; the occurrence of hazards associated with underground and surface mining; any downgrade of South Africa’s credit rating; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the outcome of legal challenges to the Group’s mining or other land use rights; the occurrence of labour disputes, disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of industry standards, regulatory costs and relevant government regulations, particularly environmental, sustainability, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings, including in relation to any environmental, health or safety issues; failure to meet ethical standards, including actual or alleged instances of fraud, bribery or corruption; the effect of climate change or other extreme weather events on Sibanye-Stillwater’s business; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain disruptions and shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages or precautionary suspension of operations at its mines for safety or environmental incidents (including natural disasters) and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management and employees with sufficient technical and/or production skills across its global operations necessary to meet its labour recruitment and retention goals, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions, or maintain required board gender diversity; failure of Sibanye-Stillwater’s information technology, communications and systems, evolving cyber threats to Sibanye-Stillwater's operations and the impact of cybersecurity incidents or breaches; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster in surrounding mining communities, including informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and the impact of contagious diseases, including global pandemics.
Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the 2025 Integrated Report and the Annual Financial Report for the fiscal year ended 31 December 2025 on Form 20-F filed with the United States Securities and Exchange Commission on 24 April 2026 (SEC File no. 333-234096).
These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group’s external auditors.
Non-IFRS1 measures
The information contained in this report may contain certain non-IFRS measures, including, among others, adjusted EBITDA, notional free cash flow, AISC, AIC, and normalised earnings. These measures may not be comparable to similarly-titled measures used by other companies and are not measures of Sibanye-Stillwater’s financial performance under IFRS Accounting Standards. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Sibanye-Stillwater is not providing a reconciliation of the forecast non-IFRS financial information presented in this report because it is unable to provide this reconciliation without unreasonable effort. These forecast non-IFRS financial information measures presented have not been reviewed or reported on by the Group’s external auditors.
1 IFRS refers to International Financial Reporting Standards Accounting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board (IASB)
Websites
References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this report.
Sibanye-Stillwater Operating update | Quarter ended 31 March 2026 19